Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Westmoreland Coal Company:

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Westmoreland Coal Company for the registration of $125,000,000 of 10.75% Senior Notes due 2018 and to the incorporation by reference therein of our reports dated March 13, 2012, with respect to the consolidated financial statements of Westmoreland Coal Company and subsidiaries and the effectiveness of internal control over financial reporting of Westmoreland Coal Company and subsidiaries, and our reports dated March 13, 2012, with respect to the consolidated financial statements of Westmoreland Resources, Inc. and subsidiary and Westmoreland Energy LLC and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/S/ ERNST & YOUNG LLP

Denver, Colorado
May 17, 2012